August 11, 2008

VIA EDGAR & OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Mr. John Reynolds
Ms. Dana Brown

Re:	NightHawk Radiology Holdings, Inc. Form 10-K for fiscal year ended December 31, 2007 Filed February 19, 2008 File No. 000-51786

Dear Mr. Reynolds:

NightHawk Radiology Holdings, Inc. (the “Company”) respectfully submits this letter in response to comments from the Staff of the Securities and Exchange Commission received by letter dated August 7, 2008 relating to the Company’s Form 10-K for fiscal year ended December 31, 2007 (File No. 000-51786) filed with the Commission on February 19, 2008.

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response.

FORM 10-K

Exhibits

1.	Your Form 10-K must be signed by your controller or principal accounting officer. See Instruction D(2)(a) to Form 10-K. Please confirm that future filings on Form 10-K will include this signature.

The Company has reviewed its processes for obtaining the required signatures on Form 10-K as described in Instruction D(2)(a) to Form 10-K. Upon this review, the Company notes that Mr. Glenn Cole, the Company’s then-current principal financial officer and principal accounting officer signed the Company’s Form 10-K filed with the Commission on February 19, 2008. However, as noted by the Staff, the signature page filed with the Commission failed to identify Mr. Cole as the Company’s principal accounting officer. The Company hereby confirms that all future filings by the Company on Form 10-K will include the signature of the Company’s principal accounting officer in a manner that includes the appropriate identification of such individual.

*        *        *

In addition, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments regarding this letter to the undersigned or Patrick J. Schultheis of Wilson Sonsini Goodrich & Rosati, PC at (206) 883-2500. Thank you for your assistance.

Sincerely,

/s/ Paul E. Cartee
Paul E. Cartee
NightHawk Radiology Holdings, Inc.
Vice President & General Counsel

cc:	Patrick J. Schultheis, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation